UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 22, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE SHAREHOLDERS

RECTIFICATION OF VALUE PER SHARE OF INTEREST ON EQUITY

TIM S.A. (“TIM” or "Company") (B3: TIMS3; NYSE: TIMB), informs its shareholders and the market in general that due to the change in the number of treasury shares in the period prior to September 21st, 2022, there were change in the gross amount per share announced in the notice to shareholders of September 12th, 2022, as described in the table below:

From:

Payment date	Gross value per share	Total amount
10/31/2022	0.097097931	235,000,000.00
01/31/2023	0.101229758	245,000,000.00
Total	0.198327689	480,000,000.00

To:

Payment date	Gross value per share	Total amount
10/31/2022	0.097080175	235,000,000.00
01/31/2023	0.101211247	245,000,000.00
Total	0.198291422	480,000,000.00

The total gross value per share was reduced by R$ 0.000036267 in view of the reduction in the number of treasury shares and, consequently, the increase in the number of shares entitled to receive dividends.

Payment will be made in two installments, the first to be paid until October 31st, 2022 in the amount of R$ 235,000,000.00 (two hundred and thirty-five million reais), the second to be paid until January 31st, 2023 in the amount of R$ 245,000,000.00 (two hundred and forty and five million reais), without the application of any monetary restatement index, and September 21st, 2022 was the date for identification of shareholders entitled to receive such values. Thus, the shares acquired after that date are ex-Interest on Shareholders’ Equity rights.

Rio de Janeiro, September 22nd, 2022.

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 22, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer